

September 14, 2010

Kenneth L. Fish
Chief Financial Officer
Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

>   **Re: Nautilus, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 8, 2010**
>   **File No. 01-31321**

Dear Mr. Fish:

We have reviewed your response letter dated August 31, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Notes to Condensed Consolidated Financial Statements
Note (2) Discontinued Operations, page 7

1. We note that you have consistently reduced the previously estimated disposal loss of your commercial business in each period since the initial estimate was made in September 2009. Please tell us the following:

   - The nature of and basis for the initial estimated loss on disposal of approximately $18.8 million,
   - The nature of and basis for reductions in each subsequent interim period through June 30, 2010, with reference to Accounting Standards Codification (ASC) 205-20-50-5 in regard to the disclosure of the nature of such adjustments,
   - The amount of gain or loss associated with portions of the commercial business disposed through June 30, 2010, and the periods and financial statement line items

      in which such is reported, with reference to ASC 205-20-50-1(b) in regard to the disclosure of such gain or loss,

- How any gain or loss recognized for disposals impacted the determination of the total estimated disposal loss of the commercial business through June 30, 2010, and

- How your accounting complies with each of ASC 205-20-45-3, 360-10-35-20, 360-10-35-21, 360-10-35-38, 360-10-35-40, and 360-10-40-5, in particular, your consideration of impairment of the assets to be disposed prior to reporting within discontinued operations.

Note (7) Product Warranties, page 9

2. We note the significant difference here and in the Form 10-K for the fiscal year ended December 31, 2009 in warranty expense accrued and claims paid in each period presented. Please explain to us the reason for this difference, and how the amount of payments correlates with the adequacy of the expense recognized in and the level of the obligation accrued at the end of each period.

    You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                Sincerely,

                Lyn Shenk
                Branch Chief